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As filed with the Securities and Exchange Commission on August 9, 2004

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

PRUDENTIAL PUBLIC LIMITED COMPANY

Laurence Pountney Hill,
London EC4R 0HH,
England

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                N/A

        The following items are hereby incorporated by reference in the following Prudential Public Limited Company's registration statement on Form F-3 (file number 333-117208):

4.1	Indenture relating to the senior debt securities, dated August 6, 2004;
4.2	Indenture relating to the subordinated debt securities, dated August 6, 2004;
4.6
First Supplemental Indenture, dated August 6, 2004, relating to the 6.75% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares; and
4.7	Note for U.S.$250,000,000 6.75% Perpetual Subordinated Capital Securities Exchangeable at the Issuer's Option into Non-Cumulative Dollar Denominated Preference Shares.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2004		PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN FOLEY
	Name:	John Foley
	Title:	Officer, Managing Director Prudential Finance

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SIGNATURE